EXHIBIT 99.2



                                RESOLUTION OF THE
                              BOARD OF DIRECTORS OF
                            CIRCUIT CITY STORES, INC.

                                  June 15, 1999

RESOLVED, that Section 2 of the 1997 Circuit City Stores, Inc. Employee Stock Purchase Plan for CarMax Group Employees, as Amended and Restated Effective March 1, 1999 (the "Plan"), shall be amended to allow the purchase of an additional 500,000 shares under the Plan, such amendment to be accomplished by deleting the first sentence of Section 2 and replacing it with the following:

     "The total number of shares of CarMax Group Stock which may be purchased under the CarMax Plan shall be 1,000,000, subject to adjustment as provided in
Section 14."